Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-192495-01 on Form S-8 and Registration Statement No. 333-204781-01 on Form S-3 of Extended Stay America, Inc. and ESH Hospitality, Inc., of our reports dated February 23, 2016, relating to the consolidated financial statements and financial statement schedule of ESH Hospitality, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to ESH Hospitality, Inc. and subsidiaries’ retrospective adoption of an accounting standards update regarding the presentation of debt issuance costs), and the effectiveness of ESH Hospitality, Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Extended Stay America, Inc. and ESH Hospitality, Inc. for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

February 23, 2016